CITYCENTER HOLDINGS, LLC

4882 Frank Sinatra Drive

Las Vegas, Nevada 89158

November 18, 2011

Via EDGAR and Hand Delivery

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	CityCenter Holdings, LLC
Registration Statement on Form S-4
Filed September 29, 2011
File No. 333-177078

Dear Mr. Dang:

On behalf of CityCenter Holdings, LLC (the “Company,” “we,” “our” or “us”), this letter responds to your letter, dated October 26, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed on September 29, 2011. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission. We have included with this letter a marked copy of Amendment No. 1 for your convenience.

Summary of the Exchange Offer, page 3

1.	We note the 5:00 p.m. expiration time instead of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3) of the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Mr. Duc Dang

Securities and Exchange Commission

November 18, 2011

The Company will hold the exchange offer open through 5:00 p.m. on the twenty-first full business day following the commencement of the exchange offer, and the Company therefore confirms that the exchange offer will be open at least through midnight on the twentieth full business day following the commencement of the exchange offer. The Company will include the expiration date in the final prospectus disseminated to security holders and filed in accordance with the applicable provisions of Rule 424.

2.	On page 5, we note the disclosure that “the Exchange Notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the tendered Outstanding Notes.” Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary, to state that you will issue the Exchange Notes or return the Outstanding Notes promptly after expiration rather than after acceptance.

Page 5 of Amendment No. 1 contains revised language that states that the Company will deliver the Exchange Notes issued pursuant to the exchange offer promptly upon expiration of the exchange offer, and that any tendered Outstanding Notes that are not accepted for exchange will be returned to the tendering holder promptly upon the expiration or termination of the exchange offer, as applicable.

Terms of the Exchange Offer; Expiration Time, page 36

3.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The language on page 36 of Amendment No. 1 has been revised to provide that in the event of a material change in the exchange offer, including the waiver of a material condition, the Company will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

4.	Please advise as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

The language on page 36 of Amendment No. 1 has been revised to remove any reference to oral notice.

Mr. Duc Dang

Securities and Exchange Commission

November 18, 2011

Conditions to the Exchange Offer, page 40

5.	We note that the determination of whether certain conditions have occurred or are satisfied is based on what you “believe might be expected.” Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied.

The language on page 40 of Amendment No. 1 has been revised to provide that that the determination of whether certain conditions to the exchange offer have occurred or are satisfied is based on “what would reasonably be expected” to prohibit or materially impair the Company’s ability to proceed with the exchange offer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Off Balance Sheet Arrangements, Commitments and Contractual Obligations, page 60

6.	Please revise your filing to include a footnote that reconciles from the December 31, 2010 debt balance on your financial statements to the long-term debt obligation included in your table.

The requested footnote has been added to page 60 of Amendment No. 1.

Financial Statements, page F-2

7.	We note your footnote (1) to this table. Please revise your filing to include a footnote to the contractual obligations table that discloses the amount of interest for each period that would be paid in cash, if that option is elected.

The requested footnote has been added to page 60 of Amendment No. 1.

8.	Please tell us how you accounted for the land transfer arrangement discussed on page 108.

The related land was contributed as part of the original formation of the Company, subject to the 50% basis step-up discussed in response #9 below.

Notes to Consolidated Financial Statements, page F-7

Note 2- Significant Accounting Policies and Basis of Presentation, page F-7 Project costs, page F-9

9.	It appears that you have recorded a 50% basis step-up for the fair value of assets contributed by MGM Resorts upon the company’s formation. Please tell us how your accounting for the contribution complies with U.S. GAAP. Within your response, please reference the authoritative accounting literature management relied upon.

Mr. Duc Dang

Securities and Exchange Commission

November 18, 2011

MGM Resorts and Infinity World (collectively, the “Members”), which were unrelated parties, each made initial capital contributions to the Company on November 15, 2007, in connection with its formation. Those initial capital contributions consisted of a contribution by MGM Resorts of the CityCenter assets, which the Members mutually valued at $5.4 billion pursuant to the Company’s joint venture agreement, and a cash contribution by Infinity World in the amount of $2.96 billion. Upon receipt of the initial capital contributions, the Company made a cash distribution to MGM Resorts in the amount of $2.47 billion and retained approximately $492 million to fund near-term construction costs.

The carrying value of the net assets contributed by MGM Resorts was $2.8 billion. Including the partial step-up, the value assigned to the contributed assets and related liabilities was allocated as follows based on the relative fair values of the contributed assets and liabilities (in millions):

Current Assets	$34
Land	1,667
Furniture, fixtures and equipment	5
Construction in progress	2,110
Real estate under development	735
Intangible assets	67
Other assets	43
Construction payable	(286)
Deferred revenue	(264)
Other liabilities	(7)

$4,104

The Company notes that ASC 323-10-30 states that an investor shall measure an investment in the common stock of an investee (including a joint venture) initially at cost in accordance with the guidance in ASC 805-50-30. However, such guidance does not specifically address accounting by the joint venture for the contributed assets. The Company based its accounting on an accounting interpretation published by Deloitte & Touche LLP. Such interpretation states the following:

A step-up in the basis of nonmonetary assets or a business contributed to a joint venture upon formation historically has been scrutinized by the SEC Staff. A Professional Accounting Fellow expressed the SEC staff’s view regarding this issue at the 1992 AICPA National Conference on Current SEC Developments. In general, the SEC Staff will permit a full step-up of assets contributed to a joint venture only if the following criteria are met:

•	Contribution of the asset or business is to a new entity;

•	The fair value is objectively determinable and supported by an equal contribution of monetary assets by the other investor;

•	The monetary assets remain in the entity or are used in transactions with parties other than the investors;

•	There is an equal allocation of equity and profits and losses; and

•	The new entity is clearly a joint venture, with control shared equally.

Mr. Duc Dang

Securities and Exchange Commission

November 18, 2011

If monetary assets are withdrawn, a partial step-up in basis may be appropriate only for assets considered sold by the party withdrawing the cash, such as the transaction described in ASC 970-323-30-3. A step-up in basis is not appropriate if the fair value is supported only by financing or an appraisal. In certain limited circumstances the contribution of nonmonetary assets or a business recently acquired from an independent third party may serve to validate the fair value of the contributions, and justify recording the joint venture’s assets at fair value.

The initial contributions to the Company were upon formation of the Company, which is a joint venture with control shared equally and equal allocation of equity and profit and losses. The fair value of the assets contributed by MGM Resorts was agreed to between the Members and supported by a cash contribution by Infinity World. As such, the formation of the Company met all the requirements listed above for a step-up in assets contributed to a joint venture, except for the third bullet point, as a significant portion of the monetary assets contributed by Infinity World was distributed to MGM Resorts upon formation. The contribution of assets by MGM Resorts to the Company qualified as a sale for MGM Resorts under ASC 970-323. Therefore, the Company recorded a partial step-up in basis as supported by the guidance above.

Subsequent events, page F-12

10.	On page 108, we note that MGM Resorts subsequently deeded land to you. Please tell us when this land was deeded to you. To the extent this land was deeded prior to July 1, 2011, please tell us how you accounted for this transaction. To the extent the land was deeded subsequent to June 30, 2011, please disclose how you plan to account for this transaction subsequent to the periods presented.

Upon formation of the Company, a wholly owned subsidiary of the Company (“Company Sub”) entered into a ground lease with a wholly owned subsidiary of MGM Resorts International (“MGM Sub”) for a parcel of land, for nominal consideration. On October 28, 2008, subsequent to the formation of the Company, the land underlying the ground lease was transferred by MGM Sub to Company Sub. Because the ground lease was entered into upon formation of the Company for nominal consideration, for accounting purposes the value of the land was deemed contributed as part of the original formation of the Company, subject to the 50% step-up discussed in the Company’s response to question #9.

Note 7 – Intangible Assets, page F-15

11.	Please tell us how you determined it was appropriate to record an intangible asset for the assets contributed by MGM Resorts upon formation. Additionally, please tell us how you determined it was appropriate to record an intangible asset for the aircraft time sharing agreement. Within your response, please reference the authoritative accounting literature management relied upon.

Mr. Duc Dang

Securities and Exchange Commission

November 18, 2011

The Company concluded that intangible assets contributed to the Company upon formation qualify for recognition under the guidance outlined in the Company’s response to question #9. As such, the Company completed an allocation of the total fair value of the contributed assets to the individual assets contributed, including identifiable intangible assets. The allocation was performed by analogy to the guidance in ASC 805-20-55, which provides that separately identifiable intangible assets may include contract-based intangible assets which represent the value of rights that arise from contractual arrangements such as licensing agreements, lease agreements, supplier agreements, and franchise agreements. The aircraft time sharing agreement provides for the Company’s use of the MGM Resorts aircraft for a fee equal to actual expenses to MGM Resorts for each flight and does not include a mark-up for profit or maintenance of the aircraft. The Company concluded this was a favorable contract and accordingly recorded an intangible asset based on the estimated fair value of the favorable cash flows.

Financial Statements as of and for the three and six months ended June 30, 2011, page F-26

Notes to Consolidated Financial Statements, page F-30 Note 12 – Commitments and Contingencies, page F-43

12.	We note your disclosure that “The Company believes that a loss with respect to Perini’s punitive damages claim is neither probable nor reasonably possible.” Your disclosure did not address compensatory damages or attorneys’ fees and costs sought by Perini. With respect to these claims, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please amend your filing to either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. You may provide your disclosures on an aggregated basis.

The language on page F-44 of Amendment No. 1 has been revised to provide that the Company’s construction payable balance of $43.6 million as of September 30, 2011 reflects the Company’s best estimate of amounts that it will be required to pay in connection with the claims Perini has asserted on behalf of the subcontractors that worked on CityCenter, and that except for such amounts, the Company believes that a loss with respect to the compensatory damages, punitive damages or attorneys’ fees and costs sought by Perini is neither probable nor reasonably possible.

13.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop

Mr. Duc Dang

Securities and Exchange Commission

November 18, 2011

estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

As discussed in the prior response, the revised language to page F-44 of Amendment No. 1 provides that with respect to Perini’s claims, additional losses beyond the current construction payable balance of $43.6 million are neither probable nor reasonably possible. Thus, the supplemental disclosure referred to in this comment 13 is inapplicable.

Exhibit Index

14.	Please tell us why you have not filed a list of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

Exhibit 21.1 listing the Company’s subsidiaries has been filed with Amendment No. 1.

Legal Opinion, Exhibit 5.1

15.	The statement that your counsel is not engaged to practice in Delaware appears to qualify their ability to provide your opinion. Please revise to remove the qualification or advise. Also, it is not clear how your assumption regarding the legal, valid and binding nature of the operating agreement is appropriate. Please have counsel revise the assumption or tell us why the legality of the operating agreement is not an integral component to the legal opinion on the notes.

A revised legality opinion that excludes the referenced language has been filed as Exhibit 5.1 to Amendment No. 1.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (720) 590-7137 or Robyn Zolman of Gibson, Dunn & Crutcher LLP at (303) 298-5740.

Sincerely,

/s/ CHRISTOPHER NORDLING

Christopher Nordling

cc:	Jonathan Layne, Gibson, Dunn & Crutcher LLP
Robyn Zolman, Gibson, Dunn & Crutcher LLP